

July 13, 2011

Via E-mail
Emilio M. Santandreu
President and CEO
Our MicroLending, LLC
1790 SW 22nd Street, Suite 201
Miami, FL 33145

> **Re:** **Our MicroLending, LLC**
> **Amendment No. 3 to Offering Statement on Form 1-A**
> **Filed June 22, 2011**
> **File No. 024-10286**

Dear Mr. Santandreu:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

General

1. We note your response to comment one of our letter dated May 11, 2011. Please revise the description of the $602,000 and approximately $426,000 of loans to provide further detail of their loan dates and terms by loan. It is unclear, for example, if or how many of the loans have already been "renewed," rolled over or deferred. Also, for purposes of the second and fifth bullet points in our prior comment one, it appears that $100,000 of Mr. Santandreu's loans will be due in about a month and the remaining $502,000 from him will need to be renewed or paid in full in six months. However, it is unclear from your disclosure how you anticipate addressing these upcoming obligations. Please revise page 15 and where appropriate to clarify the basis for any assumption that you will be able to renew your debt at maturity. In this regard, it is unclear which paragraph of Exhibit 6.6 addresses an option to renew.

2.   As you appear to be conducting a "prompt" and continuous offering, please advise why you do not disclose the initial interest rates on the cover page and elsewhere.

3.   We note your revised disclosure on page two. Please revise Description of Securities or where appropriate to clarify the necessary steps to present a certificate for payment where you indicate that certificates are automatically rolled over unless "the holder presents the Certificate for payment."

Financial Statements

Financial Statement Updating

4.   Please update pursuant to Part F/S of Form 1-A. In this regard, the balance sheet should be as of a date within 180 days prior to filing the offering statement.

December 31, 2010 Financial Statements

Audit Status

5.   Please explain to us the circumstances that led to the presentation of the 2010 annual financial statements on an unaudited basis when the financial statements of the prior year were audited. Tell us whether Alberni Caballero and Company remains your independent auditor.

Consolidated Balance Sheet, page 3

6.   Please revise your balance sheet to separately show your current and non-current assets, and your current and non-current liabilities.

7.   We note in your response to comment 14 of our letter dated May 11, 2011 that the total loans more than 180 days late at December 31, 2010 of $854,000 included loans of $728,000 that were originated in fiscal 2008 and 2009. We further note on page 11 that your allowance for loan losses at December 31, 2010 was $496,615, of which $409,116 related to individually impaired loans. Please tell us if you classify the loans originated in 2008 and 2009 that are included in your net loans receivable balance at December 31, 2010 as current or non-current loans receivable. To the extent that you classify as current loans receivable, explain to us the basis for your conclusion that such loans are collectible in the ordinary course of business within one year. Refer to ASC 210-10-45-1. Also revise to disclose your classification policy in Note 2 to your financial statements.

Consolidated Statement of Operations, page 4

Interest Income, page 4

8. We note on page four that your interest income includes fees. Please quantify for us the amount of fees recorded in fiscal 2008-2010 that are included in your interest income. To the extent that such fees are significant, revise to separately state the amount of fees included in interest income each year. Explain to us the difference between the fees classified as Commission Income and the fees that are included in "Interest Income – Loans, including fees."

Other Income, page 4

9. We note in your response to comment four of our letter dated May 11, 2011 that other income of $157,391 for the year ended December 31, 2010 is comprised of additional interest income on past due loans of $142,162 plus other income of $15,299. Please tell us the amount of additional interest income on past due loans recorded for the years ended December 31, 2008 and 2009, and the line item that includes the amounts recorded for fiscal 2008 and 2009. Also revise the footnotes to your financial statements to include disclosure of the significant components of the other income line item.

10. Explain to us the basis for the format of the statement of operations in 2010 as compared to 2009. We note that your primary revenue-generating activity is lending and the primary revenue sources are interest and fees. Accordingly, it appears to us that both Commission Income (loan fees) and Other Income (interest on past due loans) should be classified as revenue along with what is described as Interest Income so investors will have a complete picture of your aggregate revenue and revenue sources and can readily compare yearly activity. The existing classification that includes revenues of your primary revenue-generating activity in an Other Income category does not appear to be appropriate. Please revise or advise.

Consolidated Statement of Changes in Members' Equity, page 5

11. Please revise your statement of changes in member's equity for each period presented to include a column showing the number of membership interests. Also revise your statement of operations for each period presented to include the disclosures required by ASC 260-10-50.

Consolidated Statements of Cash Flows, page 6

12. We note your disclosure of cash paid for interest for each period presented. Please revise to also disclose the amount of cash received for interest for each period presented, pursuant to ASC 230-10-45-25(b).

13.   We note the proceeds from borrowings of $453,947 in your statement of cash flows. We further note in Exhibit 6.6 the three promissory notes for a total of $602,000 that are all dated in 2010. Please explain to us why the proceeds from borrowings in your 2010 statement of cash flows are less than the sum of these three promissory notes, or revise as necessary. Also tell us whether you entered into any other promissory notes in 2010 and, if so, tell us the date and amount of such notes.

Notes to Consolidated Financial Statements, page 7

Note 2 – Significant Accounting Policies, page 7

14.   We note the increase in your accrued interest receivable balance from $21,307 (2008), to $58,229 (2009), to $98,335 (2010). Please revise to describe your accounting policy for accrued interest receivable, including your consideration of the collectability of accrued interest at each balance sheet date and the methodology you use to estimate any allowances for probable losses.

Revenue Recognition, page 9

15.   We note that your commission income represents loan origination fees of up to 6% from borrowers to recover costs incurred in the process of developing each credit, and that these fees are typically exceeded by their costs. Please quantify for us the amount of direct loan origination costs for each period presented. Also tell us why you present gross commission income on your statement of operations, and do not offset your commission income with the direct loan origination costs that typically exceed such fees. Refer to ASC 310-20-30-2.

Note 3 – Loans Receivables, page 10

16.   We note your disclosure that loans are reported at the principal balance outstanding, net of unearned interest, *deferred loans fees and costs*, and an allowance for loan losses. Based on your responses to comment ten of our letter dated March 16, 2011 and comment 11 of our letter dated May 11, 2011, it appears to us that you do not defer the net loan fees and related direct loan origination costs pursuant to ASC 310; and that you record all loan origination fees as commission income at the settlement date of each loan. Please confirm our understanding and, if so, revise your disclosure as necessary.

17.   We note the factors that you considered in concluding that your allowance for loan losses was adequate at December 31, 2008, 2009 and 2010 in response to comment 14 of our letter dated May 11, 2011. We further note that the total allowance for loan losses of $496,615 (2010) and $383,784 (2009) included a specific loan loss allowance for impaired loans of $409,116 (2010) and $247,550 (2009); and that this specific allowance was approximately 82% (2010) and 65%

(2009) of the total allowance. Finally, we note the impaired loans net carrying value of $236,059 (2010) and $5,609 (2009). Please tell us supplementally the factors that influenced the amount of specific and general allowance recorded at each balance sheet date. Include a discussion of both the increase in the specific allowance for impaired loans in 2010 as a percentage of the total allowance, and the increase in the net carrying value of impaired loans at December 31, 2010 in your response.

18.   We note in your response to comment 15 of our letter dated May 11, 2001 that you updated the footnotes to your 2009 and 2010 financial statements to comply with ASC 310-10-50-15(b) and 50-15(c). Please tell us where you have disclosed your policy for recognizing interest income on impaired loans, including how cash receipts on impaired loans are recorded [ASC 310-10-50-15(b)]; and for fiscal years 2008-2010, tell us where you have disclosed the average recorded investment in impaired loans during each period, the related amount of interest income recognized during the time within that period that the loans were impaired and, the amount of interest income recognized using a cash-basis method of accounting during the time within that period that the loans were impaired [ASC 310-10-50-15(c)]. Alternatively, revise to provide such disclosure. Also revise to disclose the amount of individually impaired loans at December 31, 2008, if any, and the amount of loan loss allowance that was allocated to the impaired loans at that date.

19.   We note the individually impaired loans of $645,175 (2010) and $247,550 (2009). We further note in your response to comment 14 of our letter dated May 11, 2011 that the total amount of loans more than 180 days late were approximately $845,000 (2010), $738,000 (2009) and $290,000 (2008). It appears to us that you were unable to collect the scheduled principal and interest on these loans that were more than 180 days late when due according to the terms of the loan agreement. Please confirm our understanding and, if so, revise to further explain how you estimated the amount of individually impaired loans at each balance sheet date, including how you consider the loans more than 180 days late to arrive at your estimates. Refer to ASC 310-10-35-16 through 35-19.

Note 4 – Due from Members, page 11

20.   We note that you anticipate receiving the remaining balance of $338,333 due from members by May 15, 2011. Please revise to disclose whether this amount has now been received.

Note 7 – Guaranteed Deposits, page 13

21.   If the amount collected as a guaranteed deposit is not always a fixed percentage and is collected at your discretion, and it is not possible to calculate the additions to this account each year based on new loans to customers, please tell us how you

are able to determine the ending balance of this liability as presented on the balance sheet.

Note 8 – Borrowings, page 13

22.   We note the three Promissory Note agreements filed as Exhibit 6.6 to Amendment No.3 of Form 1-A. Please revise to disclose the significant terms of these promissory notes in the footnotes to your financial statements.

23.   We note that the Payees of the three Promissory Notes (i.e. Emilio Santandreu Lopez and Our Financial Holdings) have the same address as Our Microlending, LLC. Please tell us if the Payee's are related parties and, if so, revise to provide all applicable disclosures required by ASC 850-10-50.

December 31, 2009 Financial Statements

Note 2 – Summary of Significant Accounting Policies, page 6

Revenue Recognition, page 8

24.   We note in your response to comment 12 of our letter dated May 11, 2011 that you collect fees of up to 6% for each new loan. We further note that your fiscal 2008 and 2009 commission income of $116,831 and $135,874, respectively, exceeds 6% of total new loans made to customers in fiscal 2008 and 2009 of $1,820,843 and $1,753,348, respectively. Please tell us why your commission income exceeds 6% of new loans made in fiscal 2008 and 2009. To the extent that your commission income for these years also includes non-commission income, revise the footnotes to the financial statements to include disclosure of the significant components of this line item.

Note 6 – Intangible Assets, page 11

25.   We note your net intangible assets of $14,146 (2008), $15,256 (2009) and $0 (2010). Please explain to us and revise to disclose the changes in your intangible assets from fiscal 2008 through 2010.

Part III – Exhibits

26.   We note your response to comment 23 of our letter dated May 11, 2011. It is unclear why the loans amounting to approximately $426,000 are not filed. Please revise or advise.

27.   Please file an updated legality opinion.

Emilio M. Santandreu
Our MicroLending, LLC
July 13, 2011
Page 7

       You may contact John Archfield at (202) 551-3315 or Ryan Milne at (202) 551-3688 if you have questions regarding comments on the financial statements and related matters. Please contact Damon Colbert at (202) 551-3581 or James Lopez at (202) 551-3536 with any other questions.

          Sincerely,

          /s/ James Lopez (for)

          John Reynolds
          Assistant Director